Arrived Homes, LLC

500 Yale Avenue North

Seattle, WA 98109

December 8, 2021

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan

Re:	Arrived Homes, LLC

Post Qualification Amendment on Form 1-A

Filed December 8, 2021

File No. 024-11325

Dear Mr. Regan,

We hereby submit the responses of Arrived Homes, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 7, 2021, providing the Staff’s comments with respect to the Company’s Post Qualification Amendment on Form 1-A to the Offering Statement on Form 1-A (the “Post Qualification Amendment No. 2”). Concurrently with the filing of this response letter, we have filed an amendment to the Post Qualification Amendment No. 2 (the “Amended Offering Circular”), and the Amended Offering Circular incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, below we have included the Staff’s comment followed by the Company’s corresponding response. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Unaudited Pro Forma Combined Financial Statements, page F-63

1.	We note your response to our comment 3 and your revisions to your post qualification amendment. It does not appear that your pro forma financial statements reflect all of the series of the issuer. Additionally, it appears that some series have been presented more than once. Please revise your filing to ensure that your pro forma financial statements contain one column for each series of the issuer. Refer to Part F/S of Form 1-A.

Response: We have revised our pro forma financial statements to reflect all of the series of the issuer and to eliminate any duplicated columns.

If you would like to discuss the Company’s responses to the Staff’s comments or any other matters, please contact the undersigned or John Rostom, General Counsel and VP of Legal for the Company, at (814) 277-4833 or Paul C. Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

ARRIVED HOMES, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom

Paul C. Levites, Bevilacqua PCCL